UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-22754

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Urban Outfitters, Inc. 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Urban Outfitters, Inc.

5000 South Broad Street

Philadelphia, PA 19112-1495

URBAN OUTFITTERS, INC.

401(k) SAVINGS PLAN

TABLE OF CONTENTS

DECEMBER 31, 2019 AND 2018

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Urban Outfitters, Inc. 401(k) Savings Plan

Philadelphia, Pennsylvania

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Urban Outfitters, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2019 and 2018, the related statement of changes in net assets available for benefits for the year ended December 31, 2019, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2011.

Philadelphia, Pennsylvania

June 25, 2020

URBAN OUTFITTERS, INC.

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2019 AND 2018

	December 31,
	2019	2018
Assets
Investments, at fair value (see Note 3)	$204,376,710	$143,308,540
Fully benefit-responsive investment contract, at contract value (see Note 4)	—	9,399,515
Receivables:
Notes receivable from participants	2,592,428	2,261,758
Total Assets	206,969,138	154,969,813

Liabilities
Refundable contributions	1,085,499	1,031,150
Total Liabilities	1,085,499	1,031,150
Net Assets Available for Benefits	$205,883,639	$153,938,663

The accompanying notes are an integral part of these financial statements.

URBAN OUTFITTERS, INC.

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2019

Year Ended
December 31, 2019
Additions
Investment gain:
Net appreciation in fair value of investments	$27,627,848
Interest and dividends	6,068,065
Total net investment gain	33,695,913

Interest income on notes receivable from participants	129,806

Contributions:
Participants	21,905,004
Employer	7,004,399
Rollovers (see Note 1)	1,809,361
Total contributions	30,718,764
Total additions	64,544,483

Deductions
Benefits paid to participants	(12,002,031)
Administrative expenses	(597,476)
Total deductions	(12,599,507)

Net increase in net assets	51,944,976

Net Assets Available for Benefits
Beginning of year	153,938,663
End of year	$205,883,639

The accompanying notes are an integral part of these financial statements.

URBAN OUTFITTERS, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019 AND 2018

1.	Description of Plan

The following description of the Urban Outfitters, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution 401(k) plan covering substantially all employees of Urban Outfitters, Inc. (the “Company”) that have attained age 18. Eligible employees are able to participate in the Plan upon completing three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is administered by a committee consisting of members appointed by the board of directors of the Company and the Plan’s assets are managed by Fidelity Management Trust Company (“Fidelity”), the recordkeeper and custodian. State Street Global Advisors has been retained to serve as Independent Fiduciary for Urban Outfitters Inc. common stock, effective February 1, 2019.

Contributions

Subject to certain limitations as outlined in the Plan documents, participants may elect to contribute from 1% to 25% of their eligible compensation, as defined, to the Plan. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Company may make matching contributions (allocated based on participant contributions for the year) and additional discretionary contributions (allocated based on participant compensation) to the Plan. To be eligible for employer contributions, a participant must have completed 12 months of continuous service. For the year ended December 31, 2019, the Company made matching contributions equal to 50% of the first 6% of an employee’s compensation deferred under the Plan. No additional discretionary contributions were made.

Rollovers

Rollovers represent transfers of account balances of certain participant contributions into certain investments of the Plan from other qualified plans or individual retirement accounts. The Plan does not accept rollovers of after-tax employee contributions.  Effective May 2018, the Plan accepts rollovers of designated Roth contributions.

Participant Accounts

Each participant’s account is credited with the participant’s elective and rollover contributions, the Company’s contribution and an allocation of plan investment earnings (losses), and charged with withdrawals, distributions and fees. Participant accounts are charged quarterly with an allocation of administrative expenses that are paid by the Plan. Prior to March 1, 2019, these participant administrative expenses were based on fixed basis point pricing. Effective March 1, 2019, participant administrative expenses are based on a fixed flat fee. Allocations are based on account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Except as limited by the Company’s Insider Trading Policy and applicable laws, participants may change their investment options at any time.

Vesting

Participants are immediately vested in their contributions plus or minus actual earnings or losses thereon. Vesting in the Company’s contributions is graded over five years of credited service. Participants become 100% vested if separated from service due to retirement, death or disability.

Forfeitures

Participants forfeit non-vested company contributions if their employment is terminated. Forfeited non-vested company contributions are used first to pay administrative expenses of the Plan and then to reduce the Company’s contributions. As of December 31, 2019 and 2018, the Plan had forfeitures of approximately $8,000 and $5,000, respectively, available to pay administrative expenses or reduce future company contributions. Forfeitures of approximately $324,000 were used to pay both administrative expenses and reduce employer contributions of the Plan for the year ended December 31, 2019.

Notes Receivable from Participants

Participants may borrow from their vested accounts up to a maximum equal to the lesser of $50,000 or 50% of the value of the participant’s vested interest in their account. Loan terms range from one to five years, or up to fifteen years for the purchase of a residence. The loans are collateralized by the balance in the participant’s account and bear interest at the prime rate plus a fixed rate of 1% upon loan origination. Principal and interest are paid ratably through payroll deductions. Participants may only have one loan outstanding at a given time.

Payment of Benefits

A participant who separates from service before retirement, death or disability may request early payment of their vested benefits. Benefits are paid as soon as administratively feasible following the date on which a distribution is requested.

Separated participants may request an in-kind distribution of the portion of their vested account invested in Urban Outfitters, Inc. common stock.

Participants, upon attainment of age 59 1⁄2, may elect to receive in-service distributions. Financial hardship withdrawals are also permitted pending submission of verification to the plan administrator warranting the financial hardship.

Funding Policy

The Company remits employee deferral and Company matching contributions to the Plan on a bi-weekly basis.

2.	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America except for benefit payments which are recorded when paid.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Contributions

Participant contributions are recorded when the Company makes payroll deductions from eligible Plan participants. Employer contributions are accrued in the period in which they become obligations of the Company.

Valuation of Investments

The Plan’s investments are stated at fair value, except for the fully benefit-responsive investment contract, which is stated at contract value. The fully benefit-responsive investment contract was liquidated, and assets were transferred to a common collective trust, effective March 27, 2019. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3, “Fair Value Measurements,” for a discussion on fair value measurements.

Fully benefit-responsive investment contracts are measured at contract value because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the contract. The financial statements include the fully benefit-responsive investment contract and its related activity on a contract value basis through March 27, 2019, when it was liquidated and assets were transferred to a common collective trust.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Appreciation or Depreciation in Fair Value of Investments

The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net appreciation or depreciation in the fair value of its investments, which consists of the net realized gains or losses and the unrealized appreciation or depreciation on these investments.

Administrative Expenses

Administrative expenses are calculated on a quarterly basis using a fixed fee formula based on participant headcount. Administrative expenses are subject to offset for revenue received from investments based on average quarterly assets. Any remaining balance, after the application of the offsets, is charged to participant’s accounts on a quarterly basis. Certain expenses of maintaining the Plan are paid for by the Company and are excluded from these financial statements.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid, interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. If a participant ceases to make loan repayments and the recordkeeper deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

3.	Fair Value Measurements

Accounting Standards Codification (“ASC”) Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier hierarchy that is used to identify assets and liabilities measured at fair value. The hierarchy focuses on the inputs used to measure fair value and requires that the lowest level input be used. The three levels defined in ASC Topic 820 are as follows:

•	Level 1: Observable inputs based upon quoted market prices for identical assets or liabilities within active markets.
•

Level 2: Observable inputs other than Level 1 that are based upon quoted market prices for similar assets or liabilities, based upon quoted prices within inactive markets, or inputs other than quoted market prices that are observable through market data for substantially the full term of the asset or liability.

•

Level 3: Inputs that are unobservable for the particular asset or liability due to little or no market activity and are significant to the fair value of the asset or liability. These inputs reflect assumptions that market participants would use when valuing the particular asset or liability.

ASC Topic 820 requires the Plan to describe the methodologies used to measure the fair value of assets and liabilities. These methodologies were consistently applied to all assets and liabilities carried by the Plan as of December 31, 2019 and 2018. The Plan has described below, the methodology used to measure each major category of investment assets.

•

The Urban Outfitters, Inc. common stock fund is an employer stock fund. The fund consists of Urban Outfitters, Inc. common stock. Urban Outfitters, Inc. common stock is valued at the quoted market price from a national securities exchange which represents fair value. The Urban Outfitters, Inc. common stock fund is classified within Level 1 of the valuation hierarchy.

•

Mutual funds are valued at the total market value of the underlying assets based on published market prices as of the close of the last day of the plan year. These values represent the net asset values of the shares held by the Plan and are classified within Level 1 of the valuation hierarchy.

•	Interest-bearing deposits are valued at carrying value, which approximates fair value, and are classified within Level 1 of the valuation hierarchy.
•

Common collective trusts are valued using the NAV per share provided by the investment fund’s trustee and is determined by the fair value of the underlying assets within the portfolio. NAV is used as a practical expedient to estimate fair value.

The following tables present the fair value of investment assets as of December 31, 2019 and 2018 by type of asset and by the valuation hierarchy described above. The Plan had no assets that were classified as Level 2 or 3 as of December 31, 2019 and 2018.

	Fair Value Measurements at
	December 31, 2019
Description	(Level 1)	Total
Urban Outfitters, Inc. common stock fund	$9,839,254	$9,839,254
Mutual funds	167,717,696	167,717,696
Interest-bearing deposits	1,111	1,111
Total investments	$177,558,061	177,558,061
Common collective trusts measured at NAV*		26,818,649
Total investments at fair value		$204,376,710

	Fair Value Measurements at
	December 31, 2018
Description	(Level 1)	Total
Urban Outfitters, Inc. common stock fund	$11,804,588	$11,804,588
Mutual funds	117,746,011	117,746,011
Interest-bearing deposits	1,058	1,058
Total investments	$129,551,657	129,551,657
Common collective trusts measured at NAV*		13,756,883
Total investments at fair value		$143,308,540

*

Certain investments that are measured at fair value using the NAV per share practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in this table are intended to reconcile the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2019 and 2018.

Redemption
				Frequency	Redemption
	Fair Value	Fair Value	Unfunded	(if currently	Notice
	12/31/2019	12/31/2018	Commitments	eligible)	Period
Common collective trusts	$26,818,649	$13,756,883	N/A	Daily	Daily

The Wells Fargo Stable Value Fund requires for withdrawals directed by the Plan Sponsor, not the participants, to be preceded by a 12-month written notice.

4.	Fully Benefit-Responsive Investment Contract

The Prudential Guaranteed Income Fund (“GIF”) is a group annuity insurance contract issued by Prudential Retirement Insurance and Annuity Company (“PRIAC’’) and is backed by the full faith and creditworthiness of the issuer.

Under the group annuity insurance contract that supports this product, participants may ordinarily direct permitted withdrawal or transfers of all or a portion of their account balance at contract value within reasonable timeframes. Contract value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees.

The GIF is a traditional guaranteed investment contract (“GIC”) and deemed to be fully benefit-responsive. Since the GIF is fully benefit-responsive, contract value is the relevant measurement. Contract value, as reported by PRIAC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative fees.

Generally, there are not any events that could limit the ability of the Plan to transact at contract value paid with 90 days notice or contract value paid over time. There are not any events that allow the issuer to terminate the contract and which require the Plan to settle at an amount different than contract value paid either with 90 days notice or over time.

Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions. Interest crediting rates are reviewed on a semi-annual basis for resetting. The minimum credit rate under the contract is 1.50%.

The Prudential GIF was liquidated, and assets were transferred to the Wells Fargo Stable Value Fund, effective March 27, 2019.

5.	Refundable Contributions

In order to satisfy the relevant non-discrimination provisions of the Plan, the Plan refunds any excess deferral contributions and related net gains or losses of certain active participants. Refundable contributions at December 31, 2019 and 2018 were $1,085,499 and $1,031,150, respectively. Refunds are issued to participants in the month of March subsequent to each plan year. Contributions received from participants have been reduced by the refundable contributions on the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2019.

6.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

7.	Related Party and Party-in-Interest Transactions

Certain plan investments qualify as related party and party-in-interest transactions. These include shares of the Company’s common stock, interest-bearing deposits, shares of common collective trusts, shares of a GIC and mutual funds. The GIC was liquidated, and assets were transferred to a common collective trust, effective March 27, 2019.

The investments held in Urban Outfitters Inc. common stock were $9,839,254 and $11,804,588 at December 31, 2019 and 2018, respectively, which comprised approximately 5% and 8% of net assets available for benefits at December 31, 2019 and 2018, respectively.

The Plan holds interest-bearing deposits (Fidelity Cash Reserves Fund) and select mutual funds managed by Fidelity. At December 31, 2019 and 2018, the Plan held $1,111 and $1,058, respectively, of the Fidelity Cash Reserves Fund. The total balance of mutual funds managed by Fidelity at December 31, 2019 and 2018 was $27,185,697 and $18,806,466, respectively.

The Plan has an agreement with Fidelity for record keeping and administrative services. Prior to March 1, 2019, these record keeping and administrative service fees were based on fixed basis point pricing. Effective March 1, 2019, participant administrative expenses are based on a fixed flat fee. Any remaining balance, after the application of offsets received from Fidelity and Non-Fidelity investments as outlined in the agreement, will be charged to participant accounts on a quarterly basis.

Notes receivable from participants represent a portion of the Plan’s receivables. These transactions also qualify as party-in-interest transactions. Notes receivable from participants to the Plan were $2,592,428 and $2,261,758 as of December 31, 2019 and 2018, respectively.

8.	Tax Status

The Plan is based on Fidelity Management & Research Co.’s Volume Submitter Profit Sharing Plan with Cash or Deferred Arrangements (“CODA”). The Internal Revenue Service (“IRS”) ruled on March 31, 2014 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRC”) under the volume submitter program and the related trust is, therefore, not subject to tax under the present income tax law. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administration believes that the Plan is designed and is currently being operated, including the adoption of amendments, in compliance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal, state and/or local taxing authorities. The Plan is subject to routine examinations by taxing jurisdictions; however, there are currently no audits for any tax periods currently in progress.

9.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

10.	Subsequent Events

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2019, through the issuance of these financial statements and have identified the following subsequent events:

Effective January 1, 2020, the Plan was amended such that a Participant with an existing loan may not apply for another loan until 10 calendar days following the date that the existing loan is paid in full.

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus (“COVID-19”) a global pandemic and recommended containment and mitigation measures worldwide. The effect and ultimate impact of the coronavirus pandemic continues to evolve as of the date of this report. This pandemic has adversely affected global economic activity and greatly contributed to significant deterioration and instability in financial markets. Because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, if any, and related impact on the Plan’s liquidity cannot be determined at this time.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act was signed into law. The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. Plan management has evaluated the relief provisions available to plan participants under the CARES Act and has implemented the following provisions:

•	Special coronavirus distributions up to $100,000
•	Extended the period for loan repayments, as described in Note 1, up to one year

URBAN OUTFITTERS, INC.

401(k) SAVINGS PLAN

EIN: 23-2003332

PLAN -002

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2019

(a)	(b)	(c)	(d)
		DESCRIPTION OF INVESTMENT
		INCLUDING MATURITY DATE,
		RATE OF INTEREST,
	IDENTITY OF ISSUE, BORROWER,	COLLATERAL,	CURRENT VALUE
	LESSOR OR SIMILAR PARTY	PAR OR MATURITY VALUE	**
*	Urban Outfitters, Inc	Common Stock Fund	$9,839,254
*	Fidelity Cash Reserves Fund	Interest-Bearing Deposits	1,111
	Prudential Core Plus Bond	Common Collective Trust	2,448,474
	Rothschild U.S. Small/ Mid-Cap Core CIT Fund	Common Collective Trust	13,563,296
	Wells Fargo Stable Value Fund	Common Collective Trust	10,806,879
	American Funds Euro Pacific Growth Fund	Mutual Fund	8,246,222
*	Fidelity Spartan International Index Advantage Fund	Mutual Fund	3,684,472
*	Fidelity Total Market Index Fund	Mutual Fund	23,501,225
	JPMorgan U.S. Equity Fund Class	Mutual Fund	32,452,933
	Vanguard Inflational Protected Securities Fund	Mutual Fund	246,135
	Vanguard Target Retirement Fund 2015	Mutual Fund	228,565
	Vanguard Target Retirement Fund 2020	Mutual Fund	2,471,824
	Vanguard Target Retirement Fund 2025	Mutual Fund	1,140,506
	Vanguard Target Retirement Fund 2030	Mutual Fund	6,016,813
	Vanguard Target Retirement Fund 2035	Mutual Fund	4,286,807
	Vanguard Target Retirement Fund 2040	Mutual Fund	14,562,007
	Vanguard Target Retirement Fund 2045	Mutual Fund	8,696,724
	Vanguard Target Retirement Fund 2050	Mutual Fund	32,894,754
	Vanguard Target Retirement Fund 2055	Mutual Fund	16,509,174
	Vanguard Target Retirement Fund 2060	Mutual Fund	5,501,715
	Vanguard Target Retirement Fund 2065	Mutual Fund	194,004
	Vanguard Target Retirement Income Fund	Mutual Fund	2,024,396
	Vanguard Total Bond Market Fund	Mutual Fund	5,059,420
			204,376,710
*	Participant Loans	Prime +1% with interest rates ranging from 4.25% to 9.25%; various maturities through September 2034	2,592,428
			$206,969,138

*	Party-in-interest as defined by ERISA
**	Cost information is not required for participant directed investments and therefore, is not included

Exhibit Index

Exhibit Number	Description

23.1*	Consent of BDO USA, LLP
*	Filed herewith

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person(s) who administer(s) the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Urban Outfitters, Inc. 401(k) Savings Plan

Date: June 25, 2020	By:	/s/ FRANCIS J. CONFORTI
Francis J. Conforti Plan Administrator